MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2015

Date of Report: May 7, 2015

INTRODUCTION

The Company was incorporated under the law of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

The head office of Dejour is located at 598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of Dejour are listed for trading on the Toronto Stock Exchange (“TSX”), on the New York Stock Exchange (“NYSE”) under the symbol “DEJ”. The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.

The following management’s discussion and analysis (“MD&A”) is dated May 7, 2015 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2015 and its audited consolidated financial statements and MD&A for the year ended December 31, 2014.

Additional information relating to Dejour can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

The information set out herein with respect to forecasted 2015 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding Dejour’s reasonable expectations as to the anticipated results of its proposed business activities for 2015. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

TSX: DEJ; NYSE MKT: DEJ	2	www.dejour.com

NON-GAAP AND IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Cash Flows from operations” is calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from operating activities. Operating netback and cash flows from operations are used by Dejour as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash flows from operating activities calculated in accordance with IFRS.

The following table reconciles cash flows from operating activities to cash flows from operations:

	Three months ended March 31
(CA$ thousands)	2015	2014
	$	$
Cash flows from (used in) operating activities	(199)	537
Change in operating working capital	(222)	(150)
Cash flows from (used in) operations	(421)	387

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. Where amounts are expressed on a barrel of oil equivalent (“BOE”) basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term BOE may be misleading, particularly if used in isolation. A BOE conversion ratio six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at a burner tip and does not represent a value equivalency at the wellhead. Natural gas liquids (“NGL’s”) in this discussion include condensate, propane, butane, and ethane.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The timely preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ materially from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are reviewed and for any future years affected. Significant judgments, estimates and assumptions made by management in these financial statements are outlined in note 4 of the December 31, 2014 annual financial statements. There have been no significant changes in the Company’s critical accounting estimates and judgments applied during the interim period ended March 31, 2015 relative to the most recent annual financial statements as at and for the year ended December 31, 2014.

DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators, to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and the CFO have evaluated the effectiveness of Dejour’s disclosure controls and procedures as at March 31, 2015 and have concluded that such disclosures and procedures are effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO have designed, or caused to be designed under their supervision, internal controls over financial reporting as defined in National Instrument 52-109 of the Canadian Securities Administrators, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required to disclose any change in the Company’s internal controls over financial reporting that occurred from January 1, 2015 to March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. No material changes were identified during the period.

The CEO and CFO have evaluated the effectiveness of Dejour’s internal controls over financial reporting as at March 31, 2015 and have concluded that such internal controls over financial reporting are effective.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections or any evaluation relating to the effectiveness of future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

During the three months ended March 31, 2015, the Company:

1.	Successfully completed and tied into production two new wells that were recently drilled at the Company’s Woodrush property, north of Fort St. John, British Columbia;

2.	Secured a $2 million bridge loan from a director of the Company to support its corporate initiatives; and

3.	Completed the drilling and casing of eight natural gas wells in the Company’s Kokopelli development project in Colorado. The Company has a 25% working interest at Kokopelli.

REVENUE

First Quarter 2015 vs. First Quarter 2014	Three Months Ended March 31
(CA$ thousands, except as otherwise noted)	2015	2014	% change
Production Volumes:	$	$
Oil and natural gas liquids (bbls/d)	244	164	49%
Natural gas (mcf/d)	1,620	2,292	-29%
Total (BOE/d)	514	546	-6%

Average realized prices:
Oil and natural gas liquids ($/bbl)	49.88	93.51	-47%
Natural gas ($/mcf)	2.55	6.80	-63%
Total ($/BOE)	31.74	56.65	-44%

Revenue, before royalties:
Oil and natural gas liquids	1,098	1,381	-20%
Natural gas	372	1,404	-74%
Total	1,470	2,785	-47%

For the three months ended March 31, 2015 (“Q1 2015”), total revenue, before royalties, decreased by $1,315,000 or, 47%, due to a decline in combined average realized prices and a reduction in production resulting from the sale of 65% of the Company’s working interest in its core U.S. natural gas property on June 30, 2014. This was partially offset by the commencement of production from two new wells at Woodrush in January 2015.

The increase in oil production for Q1 2015 is related to the commencement of production for the new oil well at Woodrush in January 2015.

The decrease in natural gas production for Q1 2015 is also related to the disposition of 65% of the Company’s working interest in its core natural gas property in the eastern portion of Piceance Basin of Colorado on June 30, 2014.

OIL OPERATIONS

	Three months ended March 31
($/bbl)	2015	2014	% change
	$	$
Oil and NGL's revenue, realized price	49.88	93.51	-47%
Royalties	(8.63)	(15.57)	-45%
Operating and transportation expenses	(22.49)	(22.68)	-1%
Operating netback	18.76	55.26	-66%

The average price received for oil sales decreased by 47% for Q1 2015, relative to the corresponding quarter of the prior year. The decrease in Dejour’s average realized oil price reflected lower benchmark prices in Canada and the rest of the world.

Average oil royalties for the current quarter were also 45% lower than Q1 2014, due to lower average oil prices received in the current quarter.

Operating and transportation expenses for the current quarter were consistent with those incurred in the three months ended March 31, 2014.

NATURAL GAS OPERATIONS

	Three months ended March 31
($/mcf)	2015	2014	% change
	$	$
Gas revenue, realized price	2.55	6.80	-63%
Royalties	(0.02)	(1.36)	-98%
Operating and transportation expenses	(3.83)	(3.11)	23%
Operating netback	(1.31)	2.33	-156%
Barrel of oil equivalent netback ($/BOE)	(7.86)	13.97	-156%

The average price received for gas sales decreased by 63% for the three months ended March 31, 2015, relative to the corresponding quarter of the prior year. The decrease in Dejour’s average realized gas price reflected lower benchmark prices in northeastern British Columbia and northwestern Alberta, Canada, due to National Energy Board (“NEB”) imposed repairs to four key TransCanada Pipeline Ltd. (“TCPL”) pipelines in the region. On December 19, 2014, the NEB ordered TCPL to repair the pipelines resulting in a 400 Mmcf/d reduction in pipeline capacity for producers in the region, including the Company. This situation is expected to continue through Q3 2015.

Average gas royalties for the current quarter were significantly lower compared to the corresponding quarter of the prior year. This was due to lower average gas prices received in the current quarter.

Average operating and transportation expenses paid for the three months ended March 31, 2015 were higher compared to the corresponding quarter of the prior year. The increase in per unit operating and transportation expenses resulted from the costs associated with the reactivation of one of the gas wells at Drake/Woodrush and higher contractual pipeline transportation costs associated with a new contract signed on November 1, 2014.

FINANCING EXPENSES

	Three months ended March 31
(CA$ thousands, except per BOE)	2015	2014	% change
	$	$
Interest on bank credit facility	26	41	-37%
Interest on loan from a related party	5	-	100%
Interest on financial contract liability	127	131	-3%
Accretion of loan facility	-	253	-100%
Other financing expenses	22	16	38%
	180	441	-59%

Average bank debt outstanding	1,700	2,826	-40%
Average interest rate on bank debt	6.1%	5.8%	5%

Interest expense per BOE (1)	0.56	0.83	-33%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes interest on bank debt.

Interest expense related to the Company’s bank credit facility for the three months ended March 31, 2015 was lower compared to the corresponding period of the prior year. The decrease was due to lower average bank debt outstanding.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended March 31
(CA$ thousands, except per BOE)	2015	2014	% change
	$	$
Salary and benefits	124	346	-64%
Other G&A expenses	605	658	-8%
Gross G&A expenses	729	1,004	-27%
Capitalized G&A expenses	(11)	(139)	-92%
Overhead recoveries	(33)	(27)	22%
Total net G&A expenses	685	838	-18%
$ per BOE	14.79	17.05	-13%

Salary and benefits decreased by 64% for the three months ended March 31, 2015, relative to the corresponding period of the prior year. The decrease was due to a reduction in the number of salaried employees at the Company’s office in Denver, Colorado as part of an overall plan to achieve profitability in the Company. This also contributed to the lower gross G&A expenses for the current quarter.

STOCK BASED COMPENSATION

	Three months ended March 31
(CA$ thousands, except per BOE)	2015	2014	% change
	$	$
Stock based compensation expense	248	87	185%
$ per BOE	5.36	1.77	203%

The variance in share based compensation (“SBC”) expenses is mainly driven by the timing and valuation of new stock option grants. Due to a higher number of stock options vested in the current quarter, SBC expenses increased in the three months ended March 31, 2015.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended March 31
(CA$ thousands, except per BOE)	2015	2014	% change
	$	$
Amortization and depletion	644	738	-13%
Impairment losses	26	-	100%
Total amortization, depletion and impairment losses	670	738	-9%
$ per BOE	14.47	15.01	-4%

The decrease in amortization and depletion for the three months ended March 31, 2015 was primarily due to lower depletion recorded for the four wells at Kokopelli due to lower production after disposition of 65% of the Company’s working interest on June 30, 2014. This was offset by higher depletion for producing oil and gas wells at Drake/Woodrush as a result of higher production after the two new wells commenced production in January 2015.

LOSS FOR THE PERIOD

	Three months ended March 31
(CA$ thousands, except per share amounts and BOE)	2015	2014	% change
	$	$
Income (loss)	(1,169)	(2,982)	-61%
$ per common share, basic	(0.01)	(0.02)	-67%
$ per common share, fully diluted	(0.01)	(0.02)	-67%
$ per BOE	(25.25)	(60.66)	-58%

The decrease in the loss for the current quarter was mainly due to a $1.8 million gain on the revaluation of the Company’s warrant liability and a $0.8 million gain on the revaluation of the Company’s derivative liability. This was offset by lower revenues for the current quarter.

CASH FLOWS FROM OPERATIONS

	Three months ended March 31
(CA$ thousands, except per share amounts and BOE)	2015	2014	% change
	$	$
Cash flow from (used in) operations	(421)	387	-209%
$ per common share, basic	(0.00)	0.00	0%
$ per common share, fully diluted	(0.00)	0.00	0%
$ per BOE	(9.09)	7.87	-215%

Cash flows from operations for the three months ended March 31, 2015 decreased substantially, compared to the three months ended March 31, 2014 as a result of lower operating oil and gas netbacks driven by a 47% reduction in oil prices.

Cash flows from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

Dejour is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

During the three months ended March 31, 2015, the Company successfully completed and tied into production the two new wells that were recently drilled at its Woodrush property, north of Fort St. John, British Columbia.

Additions to property and equipment and exploration and evaluation assets:

	Three months ended March 31, 2015		Three months ended March 31, 2014
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	38	2.9%	32	3.8%	19%
Drilling and completion (1)	723	56.1%	542	64.8%	33%
Facility and pipelines	503	39.0%	115	13.8%	337%
Capitalized general and administrative	25	1.9%	147	17.6%	-83%
Total	1,289	100.0%	836	100.0%	54%

(1) excludes non-cash capital expenditures of $1,520,000 related to the acquisition of certain property and equipment in March 2014

CAPITAL RESOURCES AND LIQUIDITY

Dejour manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of its underlying assets and operations. Dejour may adjust its capital structure by issuing shares, altering debt levels, modifying capital programs, acquiring or disposing of assets or participating in joint ventures.

	March 31, 2015	December 31, 2014
(CA$ thousands)	$	$	% change
Adjusted working capital deficit(1)	1,350	1,554	-13%
Bank credit facility	1,875	1,955	-4%
Loan from a related party	2,000	0	100%
Financial contract liability	3,216	2,739	17%
Net debt (2)	8,441	6,248
Share capital	97,132	97,132	0%
Contributed surplus and accumulated other comprehensive income	12,636	11,295	12%
Deficit	(99,211)	(98,042)	1%
Total Capital	18,998	16,633

(1)	Accounts payable and accrued liabilities less cash and cash equivalents, accounts receivable, and prepaids

(2)	Excludes warrant liability, derivative liability, and decommissioning liability

Adjusted Working Capital

As at March 31, 2015 (CA$ thousands)	$
Working capital deficit	(5,536)
Non-cash warrant liability	276
Non-cash derivative liability	35
Adjusted working capital deficit	(5,225)
Add: Bank credit facility	1,875
Add: Loan from a related party	2,000
Adjusted working capital deficit (excluding bank credit facility and loan from a related party)	(1,350)

The adjusted working capital deficit at March 31, 2015 includes $362,000 of cash and cash equivalents, $682,000 of accounts receivable, $64,000 of prepaids and deposits, and $2,458,000 of accounts payable and accrued liabilities. The 13% decrease in working capital deficit from December 31, 2014 to March 31, 2015 is primarily due to the settlement of partial invoices associated with the drilling and completion of the 2 new wells at the Company’s Woodrush property during the quarter.

Dejour expects to fund operations and capital expenditures with cash flows from operations, drawings on its bank credit facilities, drawings on its loan from a related party, existing cash and cash equivalents and by accessing the capital markets, as required.

Going Concern, Bank Credit Facility and Loan from a Related Party

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with its Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

On July 29, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month through November 1, 2014, the next review date. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. Further, on November 24, 2014 and amended on March 16, 2015, the Company renewed the Credit Facility with its Bank for a maximum of $2.2 million. Monthly principal payments of $100,000 are due and payable on March 16, 2015, continue on the 28th of each month thereafter, and have been paid to date. The Bank is currently conducting its annual review of the Company’s Canadian oil and gas reserves for loan purposes.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at March 31, 2015, DEAL was in default of its working capital ratio covenant with a 0.53 to 1 ratio.

On March 12, 2015, the Company issued a promissory note for up to $2,000,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA, bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. On March 12, 2015, $1,250,000 had been advanced to the Company. On March 31, 2015, the remaining $750,000 had been advanced to the Company.

On May 5, 2015, the Board of Directors of the Company approved an amendment to the loan from a related party whereby the maximum loan amount was increased to $4 million and the due date was extended to September 30, 2015. All other terms and conditions of the loan from a related party remain the same.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

Financial Contract Liability

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed on production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry-accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($6,251,000), net of the present value of the residual reserves ($3,035,000), or $3,216,000, as follows:

$
Balance at January 1, 2014 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739
Accretion expense (US$102)	129
Foreign exchange loss	252
3,120
Add: Adjustment to financial contract liability (US$76)	96
Balance at March 31, 2015 (US$2,539)	3,216

CAPITAL RESOURCES

During the three months ended March 31, 2015, the Company incurred $0.8 million to complete and tie into production the 2 infill wells that were drilled in December 2014, in Northeastern, British Columbia. In the U.S., the Company paid $0.5 million for the ongoing Kokopelli development program in the current quarter and expects its share of expenditures to be an estimate of US$2.5 million for the remainder of 2015. The Company expects to fund this program through the use of a combination of cash provided by operating activities and new equity or debt offerings, as required.

CONTRACTUAL OBLIGATIONS

As of March 31, 2015, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2015	2016	2017	2018	2019	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	113	99	51	13	-	Nil	276
Bank credit facility	1,875	-	-	-	-	Nil	1,875
Loan from a related party	2,000	-	-	-	-	Nil	2,000
Financial contract liability(1)	-	3,216	-	-	-	Nil	3,216
Total	3,988	3,315	51	13	-	Nil	7,367

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 12 to the consolidated financial statements for details.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2015 and 2014, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $120,000 (2014 - $281,000) and non-cash stock-based compensation expense of $162,000 (2014 - $51,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at March 31, 2015 is $200,000 (December 31, 2013 - $Nil) owing to the two officers of the Company. The repayment is subject to the availability of cash after all other key obligations of the Company are met.

(b)	Included in interest and other income is $Nil (2014 - $5,000) received from the companies controlled by officers of the Company for rental income.

(c)

On March 12, 2015, the Company issued a promissory note for up to $2,000,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA, bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. On March 12, 2015, $1,250,000 had been advanced to the Company. On March 31, 2015, the remaining $750,000 had been advanced to the Company.

On May 5, 2015, the Board of Directors of the Company approved an amendment to the loan from a related party whereby the maximum loan amount was increased to $4 million and the due date was extended to September 30, 2015. All other terms and conditions of the loan from a related party remain the same.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at March 31, 2015.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending March 31, 2015:

(CA$ thousands, except per unit amounts)	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2
Gross oil and gas revenues	1,470	1,410	2,257	2,597	2,785	2,354	2,399	2,526
Net income (loss)	(1,169)	(3,331)	(1,620)	730	(2,982)	4,350	(4,642)	(1,075)
Per share - basic ($/common share)	(0.01)	(0.02)	(0.01)	0.00	(0.02)	0.03	(0.03)	(0.01)
Per share - fully diluted ($/common share)	(0.01)	(0.02)	(0.01)	0.00	(0.02)	0.02	(0.03)	(0.01)
Total assets	24,264	23,274	25,349	22,661	28,485	25,499	22,509	27,377
Average production (BOE/d)	514	310	382	561	546	620	591	422
Average realized price ($/BOE)	31.74	48.78	64.30	50.91	56.65	41.58	44.27	65.76
Operating netback ($/BOE)	4.83	12.79	29.71	14.75	26.39	17.55	21.47	32.99
Netback as a percentage of sales	15%	26%	46%	29%	47%	42%	49%	50%

The fluctuations in Dejour’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 1st quarter of 2015 to the 1st quarter of 2014, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

Dejour’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. Dejour is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

In order to reduce exploration risk, Dejour employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, Dejour explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

Dejour has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, Dejour strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that Dejour does not operate.

Dejour is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Dejour may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, Dejour utilizes bank financing to support on-going capital investment. Funds from operations also provide Dejour with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. Dejour maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.